UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission file number: 001-42466

3 E Network Technology Group Limited

(Exact name of registrant as specified in its charter)

No.118 Connaught Road West, 3003-2

Hong Kong, China, 999077

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Material Definitive Agreement; Related Party Transaction; Unregistered Sale of Equity Securities

On October 23, 2026, 3 E Network Technology Group Limited (the “Company”) entered into a subscription agreement (the “Subscription Agreement”) with 3E NETWORK TECHNOLOGY PTE. LTD., a company incorporated under the laws of Singapore (the “Yang Investor”), and six individual purchasers (collectively with the Yang Investor, the “Purchasers”), for a private placement (the “Private Placement”) of an aggregate of 2,751,789 class A ordinary shares, par value $0.005 per share, of the Company (the “Class A Ordinary Shares”), at a purchase price of approximately US$1.8170 per share, for aggregate gross cash proceeds to the Company of $5,000,000. On October 23, 2026, the Company announced a two-for-one share consolidation, with its Class A Ordinary Shares expected to begin trading on a post-consolidation basis on October 30, 2026 (the “Nasdaq Market Effective Date”). These share numbers, the par value and the per-share purchase price are stated on a post-consolidation basis. The displayed per-share purchase price is rounded.

Under the Subscription Agreement, the Yang Investor agreed to subscribe for 1,157,823 Class A Ordinary Shares for $2,103,764.12, and each of the six individual purchasers agreed to subscribe for 265,661 Class A Ordinary Shares for $482,705.98, in each case on a post-consolidation basis. Each Purchaser’s obligations are several and not joint. The issuance of the Class A Ordinary Shares under the Subscription Agreement is subject to satisfaction of the applicable conditions thereunder and will not occur before the Nasdaq Market Effective Date.

The Class A Ordinary Shares to be issued and sold under the Subscription Agreement will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. The Company is relying on such exemption based in part on the Purchasers’ representations, including that each Purchaser is an accredited investor. The Class A Ordinary Shares may not be offered or sold absent registration or an applicable exemption from registration requirements. Neither this Report of Foreign Private Issuer on Form 6-K nor the exhibit attached hereto constitutes an offer to sell or the solicitation of an offer to buy the securities described herein.

The Yang Investor is controlled by Dr. Tingjun Yang (“Dr. Yang”), the Company’s Chief Executive Officer and a director, and its subscription in the Private Placement constitutes a related-party transaction. The Audit Committee of the Board of Directors reviewed and approved the Private Placement, including specifically the Yang Investor’s participation as a related-party transaction, and recommended approval by the Board of Directors. The Board of Directors approved the Private Placement and the transactions contemplated by the Subscription Agreement. Other than the Yang Investor, none of the Purchasers has any affiliation with or other interest relationship with the Company or its directors or officers.

The Company intends to use the proceeds from the Private Placement for general working capital and ordinary course business operations, and other lawful corporate purposes determined by the Company in its reasonable discretion, in compliance with applicable laws and regulations.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, a copy of which is furnished as Exhibit 10.1 to this Report on Form 6-K and incorporated herein by reference.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

EXHIBITS

Exhibit No.	Description
10.1	Form of Subscription Agreement
99.1	Press Release

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3 E Network Technology Group Limited

By:	/s/ Hailiang Jia
Name:	Hailiang Jia
Title:	Chief Financial Officer

Date: October 23, 2026

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